UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16
to Schedule 13D Previously Filed with Respect to
Hungarian Telephone and Cable Corp.)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

(CUSIP Number)

Jesper Ovesen

TDC A/S (Formerly Tele Danmark A/S)

Teglholmsgade 1

0900 Copenhagen C, Denmark

Tel: +45 6663 7650

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

This Amendment No. 16 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) amends and supplements the Schedule 13D filed by TDC on July 15, 1997, as amended prior to this Amendment No. 16 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by TDC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 16, now relates to the beneficial ownership by TDC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

“This statement relates to the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). The Issuer is a Danish limited liability company and has its principal executive offices at Puskas Tivadar, u.8-10, H-2040 Budaörs, Hungary.

On February 26, 2009, the Issuer became the successor to Hungarian Telephone and Cable Corp., a Delaware corporation (“HTCC”), pursuant to a corporate reorganization as a result of which each share of the common stock, par value $.001 per share (the “HTCC Common Stock”), of HTCC was converted into the right to receive one ADS; provided that holders of the HTCC Common Stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the Ordinary Shares were deemed registered under Section 12(b) of the Exchange Act.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 26, 2009, the Issuer became the successor to HTCC, pursuant to a corporate reorganization as a result of which each share of the HTCC Common Stock was converted into the right to receive one ADS; provided that holders of the HTCC common stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Exchange Act, the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Issuer were deemed registered under Section 12(b) of the Exchange Act.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 26, 2009, the Issuer became the successor to HTCC, pursuant to a corporate reorganization as a result of which each share of the HTCC Common Stock was converted into the right to receive one ADS; provided that holders of the HTCC common stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Exchange Act, the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Issuer were deemed registered under Section 12(b) of the Exchange Act.

On March 2, 2009, a subsidiary of TDC (the “TDC Sub”) entered into a loan agreement (the “Loan Agreement”) with a subsidiary of the Issuer, pursuant to which the TDC Sub agreed to make a loan in the amount of approximately €34 million, and the terms and subject to the conditions of the Loan Agreement.  A copy of the Loan Agreement is attached as an Exhibit to this Schedule 13D, and is incorporated by reference herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On February 26, 2009, the Issuer became the successor to HTCC, pursuant to a corporate reorganization as a result of which each share of the HTCC Common Stock was converted into the right to receive one ADS; provided that holders of the HTCC common stock may elect to receive Ordinary Shares instead of ADSs.  Pursuant to Rule 12g-3 under the Exchange Act, the Issuer is the successor issuer to HTCC and, pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Issuer were deemed registered under Section 12(b) of the Exchange Act.

On March 2, 2009, a subsidiary of TDC (the “TDC Sub”) entered into a loan agreement (the “Loan Agreement”) with a subsidiary of the Issuer, pursuant to which the TDC Sub agreed to make a loan in the amount of approximately €34 million, and the terms and subject to the conditions of the Loan Agreement.  A copy of the Loan Agreement is attached as an Exhibit to this Schedule 13D, and is incorporated by reference herein.”

Item 7. Material to be Filed as Exhibits

The following document is hereby filed as an exhibit:

Exhibit	Description
Ex-99.5	Loan Agreement, dated March 2, 2009, between Magyar Telecom B.V. and TDCH III ApS and Invitel Holdings A/S.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2009

TDC A/S

By:

/s/ Eva Berneke

Name:

Eva Berneke

Title:

Senior Executive Vice

President and Chief

Strategy Officer

By:

/s/ Jesper Ovesen

Name:

Jesper Ovesen

Title:

Senior Executive Vice

President and Chief Financial

Officer